Mail Stop 3561
      April 12, 2006

James K. Patterson
Chief Executive Officer
Ethanol Grain Processors, LLC
P.O. Box 95
Obion, TN 38240

      Re:	Ethanol Grain Processors, LLC
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed March 27, 2006
		File No. 333-130815

Dear Mr. Patterson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 8
1. We note your response to comment 12 in our letter dated January 27, 2006. Please consider discussing as a risk the fact that ethanol has a very limited sub-market that may or may not grow larger, with the most common use of ethanol being as a gasoline additive.

Use of Proceeds, page 22
2. We note your response to comment 14 in our letter dated January 27, 2006. Please revise your estimated uses of funds to include the allocation based on the minimum and maximum amounts being raised.

The Industry and Our Business, page 41
3. Please refer to comment 18 in our letter dated January 27, 2006.
We note your statement that you have revised the prospectus in response to our previous comment. However, we continue to believe that you include many factual statements from which you do not indicate whether the source of this information is based upon management`s belief, industry data, scientific reports, general articles, or any other source. We note the following examples:

* "Through the use of these resources, Fagen added over 55% of the expanded U.S. ethanol production capacity from 1999 to 2004." (Development Service Providers, page 36)
* "Since 1995, ICM has developed a very successful new design for distillers grain dryers." (Development Service Providers, page
36)
* "Research has shown that distillers grains is a good source of protein, vitamins..." (Distillers Grains Industry, page 48)
* For poultry and swine, feeding trials have found..."  (Market
Overview, page 49)
* "Brazil is reported to be the world`s largest producer and exporter of ethanol." (Ethanol Competition, page 65)

These are only examples. Please revise. Further, the information you have revised to indicate it is based upon third party statements, reports or articles should set forth in the prospectus the dates of
all reports cited. Also, you must provide us with copies of all these third party statements or charts. For example, you should provide us with copies of all reports that set forth the information you use from the Hart`s Renewable-Fuel News, U.S. Department of Agriculture, PRX Geographic, Holbrook Consulting Services, LLC, Department of Energy, ProExport Network, etc. In this regard, we note that you have provided us with some third party materials. Finally, tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of
the third party to the use of the information in the prospectus
and
to the reference to that firm should be obtained and filed as an
exhibit.   Please see Rule 436 of Regulation C and Item 601(b)(23)
of
Regulation S-B for additional guidance. Alternatively, you may adopt these statements as your own.

Biographies, page 67
4. We note your response to comment 21 in our letter dated January 27, 2006. Please revise to clarify the business experience of Mr. Gary West since November 2002.

Certain Relationships and Related Party Transactions, page 74
5. Please revise to describe the nature of your relationship with each of Fagen and Ethanol Capital Management.
***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Michael Moran, Accounting Branch Chief, at
(202) 551- 3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff
Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.



      					Sincerely,


      					H. Christopher Owings
      Assistant Director



cc: 	Michael L. Weaver, Esq.
	Lindquist & Vennum P.L.L.P.
      Via Fax (612) 371-3207

James K. Patterson
Ethanol Grain Processors, LLC
April 12, 2006
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